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                              December 1, 2022

       John P. Love
       President and Chief Executive Officer
       United States Commodity Funds LLC
       1850 Mt. Diablo Boulevard
       Suite 640
       Walnut Creek, CA 94596

                                                        Re: United States
Gasoline Fund, LP
                                                            Registration
Statement on Form S-3
                                                            Filed November 8,
2022
                                                            File No. 333-268248

       Dear John P. Love:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed November 8, 2022

       Prospectus Summary, page 1

   1.                                                   Please prominently
discuss the impact of current geopolitical events on the market for gasoline and on UGA.
Your discussion should address volatility in prices and trading volume for gasoline,
gasoline futures, and in your shares. Please place this discussion in context by quantifying,
to the extent information is available, the relative contribution of
                                                        Russia and Ukraine in
the global markets for gasoline, prices of gasoline, the price of your shares, the price of
any futures contracts for gasoline, the extent to which these futures markets are
experiencing backwardation, and the increased trading volume of gasoline, gasoline futures and
your shares as of the most recent practicable date.
 John P. Love
United States Commodity Funds LLC
December 1, 2022
Page 2
         Similarly, please revise your risk factors in the section titled "Investment Risk" to describe specific risks of current geopolitical events for the gasoline markets and for UGA and its investments. Also revise to describe the risks relating to the impact of current events on underlying assumptions and expectations and the potential for resulting volatility and losses.
Exhibits

2. The fee table indicates that you intend to rely on Securities Act Rule 415(a)(6) to include unsold securities from prior registration statements, file numbers 333-142206 and 333-
         162717, declared effective on February 22, 2008 and April 30, 2010, respectively.
         However, it appears that you filed this registration statement more than three years after the initial effective dates of such prior registration statements. To the extent that you intend to rely on Rule 415(a)(6) to include unsold securities from an earlier registration statement that went effective within three years of the filing date of this registration statement, please revise to identify the form type, file number, and initial effective date of the earlier registration statement from which the securities are to be carried forward. Also please quantify the amount of unsold securities being carried forward. Please refer to
         Instructions to the Calculation of Filing Fee Tables and Related Disclosure on Form S-3
         for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any questions.



FirstName LastNameJohn P. Love                                  Sincerely,
Comapany NameUnited States Commodity Funds LLC
                                                                Division of
Corporation Finance
December 1, 2022 Page 2                                         Office of
Finance
FirstName LastName